Exhibit 99.1

Serving Global Clients from China

HiSoft Reports Third Quarter 2010 Results and Raises Full Year Guidance

Company exceeds net revenues, diluted earnings per ADS(1) and non-GAAP diluted earnings per ADS(1) guidance

BEIJING, Nov. 22, 2010 /PRNewswire-Asia-FirstCall/ — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (Nasdaq: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced its unaudited financial results for the third quarter ended September 30, 2010.

Third Quarter 2010 Highlights

•                  Net revenues increased 70.8% year-over-year to US$38.9 million for the third quarter of 2010 from US$22.8 million for the corresponding period in 2009

•                  Gross margin was 37.3% for the third quarter of 2010, compared to 35.2% for the corresponding period in 2009

•                  Income from operations increased 125.1% year-over-year to US$4.9 million for the third quarter of 2010 from US$2.2 million for the corresponding period in 2009

•                  Non-GAAP income from operations increased 156.9% year-over-year to US$6.4 million for the third quarter of 2010 from US$2.5 million for the corresponding period in 2009

•                  Diluted earnings per American depositary share (“ADS”) was US$0.16 for the third quarter of 2010, compared to US$0.10 for the corresponding period in 2009

•                  Non-GAAP diluted earnings per ADS was US$0.21 for the third quarter of 2010, compared to US$0.11 for the corresponding period in 2009

“We achieved strong financial results during the third quarter,” said HiSoft’s Chief Executive Officer Tiak Koon Loh. “We continue to leverage our unique value proposition of best practices and expertise with our global clients to engage a growing number of enterprises in the domestic China market.  In the third quarter, we continued to diversify our customer revenue mix, decreasing dependence on individual customer contracts and achieved promising revenue growth from domestic China clients.  The IT services industry in China is rapidly growing and with our dual-shore delivery platform, I’m confident that we are well-positioned to capitalize on this opportunity.”

(1)  Non-GAAP net income, non-GAAP income from operations, non-GAAP diluted earnings per ADS and related margins exclude share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

HiSoft’s Chief Financial Officer Christine Lu-Wong added, “Our third quarter growth is indicative of the robust demand for our IT outsourcing services. We are expanding our client base, building on existing relationships and executing our business strategy effectively. We maintained days sales outstanding at levels lower than industry norms and our goal as we move into the next quarter is to continue our disciplined cost control while focusing on increasing margins to deliver long-term shareholder value.”

Third Quarter 2010 Financial Results

Net Revenues

Net revenues were US$38.9 million for the third quarter of 2010, an increase of 70.8% year-over-year from US$22.8 million for the corresponding period in 2009. The increase reflects strong demand for the Company’s information technology and research and development services as a result of increased business activity among its global clients.

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, the Company’s largest geographic market, the United States and European markets, accounted for US$24.2 million or 62.2% of net revenues during the third quarter of 2010, followed by 24.6% in Japan, 7.7% in Greater China and 5.5% in Others.

Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, Greater China accounted for 31.8% of net revenues in the third quarter of 2010, while the United States and European markets accounted for 26.9%, Japan accounted for 26.8% and Others accounted for 14.5%.

Largest Clients

Revenues from the Company’s top client and top five clients accounted for 12.4% and 39.8% of net revenues, respectively, during the third quarter of 2010, compared to 13.7% and 45.3% respectively, for the corresponding period in 2009.

Gross Profit and Gross Margin

Gross profit was US$14.5 million for the third quarter of 2010, an increase of 81.1% year-over-year from US$8.0 million for the corresponding period in 2009. During the third quarter of 2010, gross margin was 37.3%, compared to 35.2% for the corresponding period in 2009.  The Company noted that the expansion in gross margin was driven by strong net revenue growth and productivity improvement in service delivery during the quarter.

Operating Expenses

Total operating expenses, which include general and administrative expenses, sales and marketing expenses and change in fair value of contingent consideration payable for M&A, were US$9.6 million for the third quarter of 2010, an increase of 64.6% year-over-year from US$5.8 million for the corresponding period in 2009. The year-over-year increases included US$0.9 million share-based compensation expense, US$0.2 million amortization expense of intangible assets and US$0.2 million change in fair value of contingent consideration payable for M&A incurred in the third quarter of 2010.

Operating Income and Operating Margin

Income from operations for the third quarter of 2010 was US$4.9 million, an increase of 125.1% year-over-year from US$2.2 million for the corresponding period in 2009. Non-GAAP income from operations for the third quarter of 2010 was US$6.4 million, an increase of 156.9% year-over-year from US$2.5 million for the corresponding period in 2009.

Operating margin increased to 12.6% for the third quarter of 2010, compared to 9.6% for the corresponding period in 2009. Non-GAAP operating margin increased to 16.5% for the third quarter of 2010, compared to 11.0% for the corresponding period in 2009. The Company noted that the year-over-year margin improvement was primarily due to economies of scale in line with strong revenue growth.

Provision for Income Taxes

The provision for income taxes was US$0.6 million in the third quarter of 2010, compared to US$0.3 million in the third quarter of 2009.  As disclosed in the last quarter, the Chinese tax authority issued a new tax circular in April 2010 which created some uncertainties in the applicable tax rate for one of the Company’s operating subsidiaries for fiscal year 2010. Based on the latest interpretation from the local tax authority, the Company believes the applicable tax rate for its main operating subsidiary will remain at 7.5% for 2010.  As a result, the additional tax provision accrued during the second quarter was reversed and the effective tax rate was reduced to 11.3% in the third quarter due to the adjustment.

Net Income and Earnings per ADS

Net income was US$4.8 million for the third quarter of 2010, an increase of 133.6% from US$2.0 million for the corresponding period in 2009. Diluted earnings per ADS was US$0.16 for the third quarter of 2010, compared to US$0.10 for the corresponding period in 2009.

Non-GAAP net income was US$6.3 million for the third quarter of 2010, an increase of 166.2% from US$2.4 million for the corresponding period in 2009. Non-GAAP diluted earnings per ADS was US$0.21 for the third quarter of 2010, compared to US$0.11 for the corresponding period in 2009.

Cash and Cash Flow

As of September 30, 2010, HiSoft had cash and cash equivalents and restricted cash totaling US$118.2 million. Operating cash flow for the third quarter of 2010 was an inflow of approximately US$1.2 million.

Days sales outstanding was 90 days for the third quarter of 2010.

Nine Months Ended September 30, 2010 Financial Results

Net Revenues

Net revenues were US$104.1 million for the nine months ended September 30, 2010, an increase of 59.0% year-over-year from US$65.5 million for the corresponding period in 2009.

Gross Profit and Gross Margin

Gross profit was US$38.5 million for the nine months ended September 30, 2010, an increase of 65.1% year-over-year from US$23.3 million for the corresponding period in 2009. For the nine months ended September 30, 2010, gross margin was 37.0%, compared to 35.6% for the corresponding period in 2009.

Operating Expenses

Total operating expenses were US$26.0 million, an increase of 42.4% year-over-year from US$18.3 million for the corresponding period in 2009.

Operating Income and Operating Margin

Income from operations for the nine months ended September 30, 2010 was US$12.5 million, an increase of 146.5% year-over-year from US$5.1 million for the corresponding period in 2009. Non-GAAP income from operations for the nine months ended September 30, 2010 was US$16.5 million, an increase of 185.5% year-over-year from US$5.8 million for the corresponding period in 2009.

Operating margin was 12.0% for the nine months ended September 30, 2010, compared to 7.7% for the corresponding period in 2009. Non-GAAP operating margin was 15.9% for the nine months ended September 30, 2010, compared to 8.8% for the corresponding period in 2009.

Net Income and Earnings per ADS

Net income was US$11.5 million for the nine months ended September 30, 2010, an increase of 134.6% from US$4.9 million for the corresponding period in 2009. Diluted earnings per ADS was US$0.46 for the nine months ended September 30, 2010, compared to US$0.24 for the corresponding period in 2009.

Non-GAAP net income was US$15.6 million for the nine months ended September 30, 2010, an increase of 176.2% from US$5.6 million for the corresponding period in 2009.  Non-GAAP diluted earnings per ADS was US$0.62 for the nine months ended September 30, 2010, compared to US$0.28 for the corresponding period in 2009.

Outlook for Full Year 2010

For the full year 2010, based on current market and operating conditions, the Company expects:

•                  Net revenues to be in the estimated range of US$145 million to US$146 million, representing an expected growth rate of between 58.6% to 59.7% year-over-year

•                  Non-GAAP diluted earnings per ADS to be in the estimated range of US$0.82 to US$0.83, representing an expected growth rate of between 95.2% to 97.6% year-over-year, based on 31.5 million weighted average ADSs outstanding

Third Quarter 2010 Conference Call Details

HiSoft management will hold an earnings conference call at 7:00 a.m. U.S. Eastern Time on November 22, 2010 (8:00 p.m. Beijing/Hong Kong Time). Management will discuss results and highlights of the quarter and answer questions from analysts and investors.

The dial-in number for the conference call is as follows:

U.S. Toll Free: +1-800-860-2442

The conference call will be broadcast live over the Internet and can be accessed by clicking the following link: http://www.corpasia.net/cancast/us/index.php?id=usHSFT_17&version=e

Additionally, an archived web cast of this call will be available on the Investor Relations section of the HiSoft web site at http://www.hisoft.com

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Financial Measures

To supplement HiSoft’s consolidated financial results presented in accordance with GAAP, HiSoft uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP operating income, non-GAAP operating margin, net income and on-GAAP diluted earnings per ADS all of which exclude share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. Non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP diluted earnings per ADS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

HiSoft believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted earnings per ADS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

In China:

Mr. Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5827

Email: investor_relations@hisoft.com

Mr. Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: hsft@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: hsft@ogilvy.com

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	September 30, 2010	December 31, 2009

ASSETS
Current Assets
Cash and cash equivalents	117,865	54,842
Restricted cash	350	335
Account receivable, net	40,789	24,473
Other current assets	4,705	2,215
Total current assets	163,709	81,865

Property, plant and equipment, net	7,822	7,203
Goodwill and intangible assets, net	18,185	12,126
Other long-term assets	2,763	3,048
Total assets	192,479	104,242

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
(including current liabilities of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of $230 and $228 as of September 30, 2010 and December 31, 2009, respectively)	32,737	24,750
Other liabilities	1,648	1,401
Total liabilities	34,385	26,151
Convertible redeemable preferred shares	—	89,031
Total HiSoft Technology International Limited shareholder’s (deficit)/Equity	158,094	(10,940)
Total liabilities, Convertible redeemable preferred shares and Equity	192,479	104,242

Note:

(a) As of September 30, 2010, there were 539,301,034 ordinary shares issued and outstanding.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except for share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Net revenues	38,854	22,751	104,085	65,456
Cost of revenues	(24,363)	(14,749)	(65,575)	(42,124)
Gross profit	14,491	8,002	38,510	23,332

Operating expenses	(9,578)	(5,819)	(26,016)	(18,264)
Income from operations	4,913	2,183	12,494	5,068

Other income	481	160	724	555

Net income before income tax expenses	5,394	2,343	13,218	5,623

Income tax expenses	(609)	(295)	(1,687)	(707)
Net income	4,785	2,048	11,531	4,916

Net income per ADS
Basic	0.17	0.10	0.49	0.25
Diluted	0.16	0.10	0.46	0.24

Weighted average ADS used in calculating net income per ADS
Basic	28,259,967	4,534,859	12,693,085	4,508,533
Diluted	30,511,012	21,330,182	25,155,036	20,103,803

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures
to Comparable GAAP Measures

(US dollars in thousands, except for share, per share data, and percentages)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

GAAP operating income	4,913	2,183	12,494	5,068
GAAP operating income%	12.6%	9.6%	12.0%	7.7%

Adjustments:
- Share-based compensation	1,065	316	2,881	721
- Amortization of acquired intangible assets	228	—	591	—
- Change in fair value of contingent consideration payable for M&A	215	—	564	—

Non-GAAP operating income	6,421	2,499	16,530	5,789
Non-GAAP operating income%	16.5%	11.0%	15.9%	8.8%

GAAP net income	4,785	2,048	11,531	4,916
GAAP net margin	12.3%	9.0%	11.1%	7.5%

Adjustments:
- Share-based compensation	1,065	316	2,881	721
- Amortization of acquired intangible assets	228	—	591	—
- Change in fair value of contingent consideration payable for M&A	215	—	564	—

Non-GAAP net income	6,293	2,364	15,567	5,637
Non-GAAP net margin	16.2%	10.4%	15.0%	8.6%

Non-GAAP net income per ADS
Basic	0.22	0.11	0.66	0.29
Diluted	0.21	0.11	0.62	0.28

Weighted average ADS used in calculating Non-GAAP net income per ADS
Basic	28,259,967	4,534,859	12,693,085	4,508,533
Diluted	30,511,012	21,330,182	25,155,036	20,103,803

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures
to Comparable GAAP Measures

(US dollars in thousands, except for share, per share data, and percentages)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

GAAP net income per ADS
Basic	0.17	0.10	0.49	0.25
Adjustments:
- Share-based compensation	0.04	0.01	0.12	0.04
- Amortization of acquired intangible assets	0.01	—	0.03	—
- Change in fair value of contingent consideration payable for M&A	—	—	0.02	—
Non-GAAP net income per ADS
Basic	0.22	0.11	0.66	0.29

GAAP net income per ADS
Diluted	0.16	0.10	0.46	0.24
Adjustments:
- Share-based compensation	0.04	0.01	0.11	0.04
- Amortization of acquired intangible assets	0.01	—	0.03	—
- Change in fair value of contingent consideration payable for M&A	—	—	0.02	—
Non-GAAP net income per ADS
Diluted	0.21	0.11	0.62	0.28